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CUSIP NO. 608910-10-5                                        Page 1 of 5 Pages
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        Moneygram Payment Systems, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of class of securities)

                                  608910-10-5
                                (CUSIP Number)

                            Michael E. Singer, Esq.
                          Weiss, Peck & Greer, L.L.C.
                              One New York Plaza
                              New York, NY 10004
                                (212) 908-9548

(Name, address and telephone number of person authorized to
                                      receive notices and communications)

                                 April 6, 1998

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 608910-10-5                                        Page 2 of 5 Pages


                                 SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Idendification No. of above Person

     WEISS, PECK & GREER, L.L.C.

2.   Check the Appropriate Box if a Member of A Group*       (a) / /
                                                        (b)/X/

3.   SEC use only

4.   Source of Funds*

     00

5.   Check Box if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e)                                     / /

6.   Citizenship or Place of Organization

     DELAWARE

Number of Shares  7.   Sole Voting Power

                         -0-

Beneficially Owned
by Each                   8.   Shared Voting Power

                                    1,412,000

Reporting Person
With                      9.   Sole Dispositive Power

                                    -0-

                          10.  Shared Dispositive Power

                                    1,412,000

11.   Aggregate Amount Beneficially Owned By Each Reporting Person

      1,412,000

12.   Check Box if the Aggregate Amount in Row (11)                    / /
      Excludes Certain Shares*


13.   Percent of Class Represented By Amount in Row (11)

      8.49%

14.   Type of Reporting Person*

      BD,IA


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CUSIP NO. 608910-10-5                                        Page 3 of 5 Pages


                                  SCHEULE 13D

Item 1.  Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of Moneygram Payment Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7401 West Mansfield Avenue, Lakewood, Colorado 80235.

Item 2.  Identity and Background

This Statement is being filed by Weiss, Peck & Greer, L.L.C., a Delaware limited liability company ("WPG"). WPG is registered as a broker-dealer under
Section 15 of the Securities Exchange Act of 1934, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended and provides investment management services. WPG's offices are located at One New York Plaza, New York, New York, 10004.

During the last five years, WPG (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Common Stock purchased by WPG was $3,356,200. All of the transactions were effected for WPG managed accounts, and the source of funds for these transactions was the applicable WPG managed accounts.

Item 4.  Purpose of the Transaction

The reporting person considers the Viad Corporation's $17 per share offer for Moneygram to be inadequate and not representative of the value of the company. While the price may appear to be fair based on a multiple of 22.5 times analysts' projected 1998 GAAP earnings, such an evaluation is superficial and inappropriate for numerous reasons. Some of these reasons are discussed below:


1. GAAP earnings substantially understate the financial performance of the company, which has significant non-cash expenses. These include about $5 million of amortization of high cost agency contracts which were largely written under previous management and different conditions.

2. This valuation methodology does not take into account the value of the company's $56 million deferred tax asset or $28 million in unrestricted cash and investments (as of December 31, 1997).


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CUSIP NO. 608910-10-5                                        Page 4 of 5 Pages


                                 SCHEDULE 13D

3. The cited analyst's earnings projection is the average of only three estimates which vary greatly. The lowest has not been updated since January and another was last updated at the beginning of March. Since that time, pricing in Moneygram's business has stabilized, and transaction volumes have recovered from the depressed levels of late 1997.

4. It is reasonable to assume that these analyst's estimates were unduly influenced by the abnormally low volumes experienced in late 1997. A class action lawsuit against Moneygram and its principal competitor apparently disrupted the business. Both companies assert that the suit has no merit, and customer activity has since recovered.

5. Moneygram serves a market segment which is growing at a better than 20% annual rate and is dominated by Moneygram and only one other competitor. Viad Corporation sells complementary products in this market and should be able to achieve meaningful synergies.

6. Moneygram's international operations, including the joint venture with the Thomas Cook Group, are growing at a more rapid rate than the domestic portion of the business. Foreign markets are relatively under-penetrated and, as the company's overseas operations expand, they are likely to accelerate the overall growth of revenue, earnings, and cash flow.

7. Moneygram can finance its growth entirely with internally generated cash. Moneygram's acquirer will not need to make any additional cash investments to grow the existing business, unless an unforeseen acquisition opportunity arises.

In light of these factors, the reporting person is evaluating alternatives to tendering shares at $17. The reporting person has had, and may continue to have, conversations with the management of the company, management of Viad, investment bankers, other shareholders, and other interested and potentially interested parties.

Except as set forth above, none of the reporting persons has any plans or proposals which would relate to or result in any of the matters set forth in items (b) through (j) of Item 4 of Schedule 13D.

Item 5. (a) This Schedule 13D is being filed with respect to 1,412,000 shares of Common Stock of Moneygram Payment Systems, Inc. held by WPG at April 6, 1998 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to herein.


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CUSIP NO. 608910-10-5                                        Page 5 of 5 Pages


                                 SCHEDULE 13D

(b) This Schedule 13D is not being filed with respect to the shares of Common Stock which may be owned by managing directors of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such managing directors disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13D, other than such shares as the respective managing director owns of record.

(c) The tables below sets forth information with respect to all purchases and sales of Common Stock in the past sixty days by WPG. In each case, the transactions took place on the New York Stock Exchange.

                           Shares of Common Stock
     Date                  Purchased/(Sold)                    Price per Share

     2/20/98               52,700                                      12.052
     3/6/98                19,905                                      12.375
     4/6/98                200,000                                     16.781

     Except as described above, WPG has not effected any transactions in the securities of the Company for managed accounts during the past sixty days.

(d) Each WPG managed account client has the right to receive or the power to direct the receipt of dividends from Common Stock purchased for his account. No single managed account holds more than five percent of the Common Stock.

(e)  Not applicable.

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 6, 1998

Weiss, Peck & Greer, L.L.C.

By:  Adam Starr, Managing Director

By:  /s/Adam Starr
         Managing Director